EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No.333-170597 on Form S-8, and the use of our reports dated March 5, 2018 relating to the consolidated financial statements of TransGlobe Energy Corporation and subsidiaries and the effectiveness of TransGlobe Energy Corporation and subsidiaries' internal control over financing reporting, appearing in this Annual Report on Form 40-F of TransGlobe Energy Corporation for the year ended December 31, 2017.

/s/ Deloitte LLP
Calgary, Canada	Deloitte LLP
March 7, 2018	Independent Registered Public Accounting Firm